JONES DAY

NORTH POINT · 901 LAKESIDE AVENUE · CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 · FACSIMILE: +1.216.579.0212

March 4, 2020

VIA EDGAR Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Re:    NACCO Industries, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-223504)

Ladies and Gentlemen:
On behalf of NACCO Industries, Inc. (the “Company”), we are transmitting for filing Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-223504) (the “Registration Statement”) filed by the Company in connection with the offer by a selling stockholder to exchange up to 100,000 shares of Class A Common Stock, par value $1.00 per share, of the Company for up to 100,000 shares of Class B Common Stock, par value $1.00 per share, of the Company.
Please note that the Company intends to file its definitive proxy materials on or before March 23, 2020. After the Company has filed its definitive proxy materials, it will submit a request to the Commission for its Post-Effective Amendment No. 2 to the Registration Statement to be declared effective.
Please contact the undersigned at (216) 586-1041 if you have any questions concerning this filing. Thank you for your attention to this matter.
Very truly yours,

/s/ Andrew C. Thomas
Andrew C. Thomas

cc: John Neumann, Esq.
Elizabeth Loveman

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